

June 10, 2015

Via facsimile 702-407-6366
Eric Hession
Chief Financial Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

>   **Re: Caesars Entertainment Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed March 16, 2015**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2015**
>   **Filed May 11, 2015**
>   **File No. 1-10410**

Dear Mr. Hession:

We have reviewed your June 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Unaudited Financial Statements

Note 4 – Deconsolidation of Caesars Entertainment Operating Company, page 11

1. We note your response to prior comments 1 and 2. Please describe to us in detail the consideration you gave to ASC 360-20 in your conclusion to deconsolidate CEOC.

2. Further, please provide additional details regarding your conclusion to account for your investment in CEOC under the cost method versus under the equity method. In this

regard, we note your disclosure on page 11 that CEOC will continue to operate the business as "debtors-in-possession."

Note 9 – Goodwill and Other Intangible Assets, page 16

3. We note in your response to prior comment 5 that CEOC debt does not relate to the operations of the individual reporting units (i.e., the properties). Please confirm whether the outstanding CEOC debt includes any mortgages on the properties.

Note 11 – Contractual Commitments and Contingent Liabilities

Guarantee of Collection of CEOC Term Loans, page 18

4. We note in your response to prior comment 2 that you refer to your accounting treatment for the CEC Collection Guarantee. Please provide us with a more detailed analysis of your accounting treatment for this guarantee under ASC 460.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 33

5. We note your response to prior comment 7. Please clarify to us whether you intend to include this information in future disclosure.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney at 202-551-3473 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief